UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-55753

CAN B CORP.

(Exact name of registrant as specified in its charter)

960 South Broadway, Suite 118

Hicksville, New York 11801

(516) 595-9544

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: 1*

*On October 25, 2024, Can B Corp., a Florida corporation (the “Company”), completed a holding company reorganization pursuant to an Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 23, 2024, among (i) the Company, (ii) Nascent Pharma, Holdings, Inc., a Florida corporation and direct wholly owned subsidiary of the Company (“Nascent”), and (iii) Nascent Merger Sub inc., a Florida corporation and direct wholly owned subsidiary of Nascent (“Merger Sub”), which resulted in Nascent becoming the direct parent company of the Company, owning all of the outstanding common stock of the Company and replacing the Company as the public company trading on the OTCQB Market (the “Reorganization”). Pursuant to the Merger Agreement, Merger Sub was merged with the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Nascent, pursuant to Section 607.11045 of the Florida Business Corporation Act. Each share of capital of the Company outstanding immediately prior to the effective time of the Merger was automatically converted into one share of capital stock of the corresponding class of Nascent, having the same designations, rights, powers, and preferences and the qualifications, limitations, and restrictions as the corresponding share of the Company capital stock being converted. Accordingly, upon consummation of the Reorganization, the Company stockholders automatically became stockholders of Nascent, on a one-for-one basis, with the same number and ownership percentage of shares of the same class as they held in the Company immediately prior to the effective time of the Merger. The Merger constitutes a succession for purposes of Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of the Company, which is now a wholly owned subsidiary of Nascent, under the Exchange Act, and does not affect the reporting obligations of Nascent, which is the successor to the Company under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	October 28, 2024

By:	/s/ Marco Alfonsi
Marco Alfonsi
Chief Executive Officer